UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                   INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                   -----------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    457985208
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 18, 2005
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 13 Pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13D

CUSIP No. 457985208                                         Page 2 of 13 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                  7       Sole Voting Power
Number of                     2,155,966
  Shares
Beneficially      8       Shared Voting Power
  Owned By                    0
    Each
Reporting         9       Sole Dispositive Power
    Person                    2,155,966
    With
                  10      Shared Dispositive Power
                              0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                              2,155,966

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                              [X]

13       Percent of Class Represented By Amount in Row (11)

                              7.7%

14       Type of Reporting Person (See Instructions)

                  OO; IV

                                  SCHEDULE 13D

CUSIP No. 457985208                                         Page 3 of 13 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                  7       Sole Voting Power
Number of                     2,155,966
  Shares
Beneficially      8       Shared Voting Power
  Owned By                    0
    Each
Reporting         9       Sole Dispositive Power
    Person                    2,155,966
    With
                  10      Shared Dispositive Power
                              0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                              2,155,966

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                              [X]

13       Percent of Class Represented By Amount in Row (11)

                              7.7%

14       Type of Reporting Person (See Instructions)

                  PN; IA

                                  SCHEDULE 13D

CUSIP No. 457985208                                         Page 4 of 13 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                  7       Sole Voting Power
Number of                     2,155,966
  Shares
Beneficially      8       Shared Voting Power
  Owned By                    0
    Each
Reporting         9       Sole Dispositive Power
    Person                    2,155,966
    With
                  10      Shared Dispositive Power
                              0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                              [X]

13       Percent of Class Represented By Amount in Row (11)

                              7.7%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 457985208                                         Page 5 of 13 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                  7       Sole Voting Power
Number of                     2,155,966
  Shares
Beneficially      8       Shared Voting Power
  Owned By                    0
    Each
Reporting         9       Sole Dispositive Power
    Person                    2,155,966
    With
                  10      Shared Dispositive Power
                              0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                              2,155,966

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                              [X]

13       Percent of Class Represented By Amount in Row (11)

                              7.7%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                  SCHEDULE 13D

CUSIP No. 457985208                                         Page 6 of 13 Pages

1        Names of Reporting Persons

         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

                  7       Sole Voting Power
Number of                     2,725,300
  Shares
Beneficially      8       Shared Voting Power
  Owned By                    0
    Each
Reporting         9       Sole Dispositive Power
    Person                    2,725,300
    With
                  10      Shared Dispositive Power
                              0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                              2,725,300

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                              [ ]

13       Percent of Class Represented By Amount in Row (11)

                              9.7%

14       Type of Reporting Person (See Instructions)

                  IA

                                                            Page 7 of 13 Pages

                  This Amendment No. 8 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Integra LifeSciences Holdings Corporation (the "Issuer"). This Amendment No. 8 supplementally amends the initial statement on Schedule 13D, dated April 8, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 8 is being filed by the Reporting Persons to report that the number of Shares that the Reporting Persons may be deemed to beneficially own has decreased by more than one percent of the current amount of outstanding Shares, as disclosed in the Issuer's quarterly report on Form 10-Q filed on November 9, 2005. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Quantum Industrial Partners LDC ("QIP");

                  ii)  QIH Management Investor, L.P. ("QIHMI");

                  iii) QIH Management LLC ("QIH Management");

                  iv)  Soros Fund Management LLC ("SFM LLC") and

                  v)   Mr. George Soros ("Mr. Soros").

                  This Statement relates to Shares held for the accounts of QIP and SFM Domestic Investments LLC ("SFM Domestic Investments"). QIHMI is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC and the sole managing member of SFM Domestic Investments.

                  On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel. Mr. Soros has filed an appeal at the French Cour de Cassation where the matter is currently pending. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

Item 5.           Interest in Securities of the Issuer.

                  According to information provided by the Issuer in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 28,050,652 as of November 4, 2005.

                  (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 2,155,966 Shares (approximately 7.7% of the total number of Shares outstanding).

                       (ii) Mr. Soros may be deemed the beneficial owner of 2,725,300 Shares (approximately 9.7% of the total number of Shares outstanding). This number includes (A) 2,155,966 Shares held for the account of QIP and
(B) 569,334 Shares held for the account of SFM Domestic Investments.

                  (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP Contract) and Mr. Soros (as a result of his position with SFM
LLC) may be deemed to have the sole power to direct the voting and disposition of the 2,155,966 Shares held for the account of QIP.

                       (ii) Mr. Soros in his capacity as the sole managing member of SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 569,334 Shares held for the account of SFM Domestic Investments.

                  (c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since September 24, 2005 (60 days prior to the date hereto) by any of the Reporting Persons.

                                                            Page 8 of 13 Pages

                  (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

                       (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

                  (e) Not applicable.

Item 7.           Material to be filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                            Page 9 of 13 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: November 23, 2005              QUANTUM INDUSTRIAL PARTNERS LDC


                                     By: /s/ Jodye M. Anzalotta
                                        ----------------------------
                                         Jodye M. Anzalotta
                                         Attorney-in-Fact

                                     QIH MANAGEMENT INVESTOR, L.P.

                                     By: QIH Management LLC,its General Partner

                                     By: Soros Fund Management LLC,
                                         its Managing Member


                                     By: /s/ Jodye M. Anzalotta
                                        ----------------------------
                                         Jodye M. Anzalotta
                                         Assistant General Counsel

                                     QIH MANAGEMENT LLC

                                     By: Soros Fund Management LLC,
                                         its Managing Member


                                     By: /s/ Jodye M. Anzalotta
                                         ---------------------------
                                         Jodye M. Anzalotta
                                         Assistant General Counsel

                                     SOROS FUND MANAGEMENT LLC


                                     By: /s/ Jodye M. Anzalotta
                                         ---------------------------
                                         Jodye M. Anzalotta
                                         Assistant General Counsel

                                     GEORGE SOROS


                                     By: /s/ Jodye M. Anzalotta
                                         ---------------------------
                                         Jodye Anzalotta
                                         Attorney-in-Fact

                                                           Page 10 of 13 Pages

                                                  ANNEX A

                                 RECENT TRANSACTIONS IN THE SECURITIES OF
                                INTEGRA LIFESCIENCES HOLDINGS CORPORATION

For the                                  Date of               Nature of           Number of
Account of                               Transaction          Transaction          Securities             Price
----------                               -----------          -----------          ----------             -----
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                  373               $35.35
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                1,600               $35.36
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                7,803               $35.37
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                  200               $35.38
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                   24               $35.39
Domestic Investments LLC /1/
------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                  100               $35.40
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                  100               $35.41
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                3,012               $35.42
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                1,148               $35.43
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                  200               $35.44
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                2,500               $35.45
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                2,100               $35.46
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                2,200               $35.47
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                1,828               $35.48
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                6,900               $35.49
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale               12,900               $35.50
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                3,700               $35.51
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                1,400               $35.52
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                1,200               $35.53
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                1,600               $35.54
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                2,312               $35.55
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                5,300               $35.56
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                1,800               $35.57
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                1,700               $35.58
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------

                                                            Page 11 of 13 Pages

For the                                  Date of               Nature of           Number of
Account of                               Transaction          Transaction          Securities             Price
----------                               -----------          -----------          ----------             -----
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale               10,288               $35.60
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                7,792               $35.61
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                7,220               $35.62
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                1,400               $35.63
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                1,380               $35.64
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                4,720               $35.65
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                  100               $35.67
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 18, 2005           Sale                  100               $35.69
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                  100               $35.05
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                3,000               $35.06
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                  100               $35.09
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                  900               $35.10
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                1,157               $35.12
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                2,543               $35.13
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                2,600               $35.14
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                1,600               $35.15
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                3,007               $35.16
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                1,583               $35.17
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                2,700               $35.18
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                2,500               $35.19
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                4,300               $35.20
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                2,700               $35.21
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                2,310               $35.22
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                  600               $35.23
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                2,700               $35.24
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                  700               $35.25
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------

                                                            Page 12 of 13 Pages

For the                                  Date of               Nature of           Number of
Account of                               Transaction          Transaction          Securities             Price
----------                               -----------          -----------          ----------             -----
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale               15,935               $35.26
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                8,640               $35.27
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                1,829               $35.28
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                5,000               $35.29
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                4,200               $35.30
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                1,100               $35.31
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                2,396               $35.32
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                1,670               $35.33
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                1,200               $35.34
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                6,869               $35.35
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                3,600               $35.36
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                4,200               $35.37
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                1,858               $35.38
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                5,158               $35.39
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                  400               $35.40
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                1,500               $35.41
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                2,345               $35.42
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                  900               $35.43
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------
Quantum Industrial Partners LDC/SFM    November 21, 2005           Sale                1,100               $35.44
Domestic Investments LLC /1/
-------------------------------------------------------------------------------------------------------------------

/1/ For each of these transactions, approximately 79.11% of the shares of common stock, par value $0.01 per share ("Shares"), sold were allocated from the account of Quantum Industrial Partners, LDC and 20.89% of the Shares were allocated from the account of SFM Domestic Investments LLC. For all these transactions, an aggregate of 158,221 Shares were sold by QIP and 41,779 Shares were sold by SFM Domestic Investments.

                                                            Page 13 of 13 Pages

                                 EXHIBIT INDEX


P. Power of Attorney, dated as of May 23, 2005, granted by Quantum Industrial Partners LDC in favor of Jodye Anzalotta, Armando Belly, Maryann Canfield, Gavin Murphy, Jay Schoenfarber, Robert Soros and Abbas F. Zuaiter.

Q. Power of Attorney, dated as of June 16, 2005, granted by Mr. George Soros in favor of Jodye Anzalotta, Armando Belly, Maryann Canfield, Jay Schoenfarber and Robert Soros.

R. Power of Attorney, dated as of May 23, 2005, granted by SFM Domestic Investments LLC in favor of Jodye Anzalotta, Armando Belly, Maryann Canfield, Gavin Murphy, Jay Schoenfarber, Robert Soros and Abbas F. Zuaiter.